Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2016

- Quarterly Net Revenues up by 56.4% Year-Over-Year

- Quarterly Income from Operations Increased by 31.4% Year-Over-Year

- Quarterly Non-GAAP Income from Operations Increased by 33.3% Year-Over-Year

- Total Student Enrollments up by 77.0% Year-Over-Year

- Company to Change NYSE Ticker Symbol to ‘TAL’ from December 1,2016

Beijing–October 27, 2016—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2017 ended August 31, 2016.

Highlights for the Second Quarter of Fiscal Year 2017

-	Net revenues increased by 56.4% year-over-year to US$271.1 million from US$173.3 million in the same period of the prior year.
-	Income from operations increased by 31.4% to US$51.5 million from US$39.2 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 33.3% to US$59.8 million from US$44.9 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.69 and US$0.61, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.79 and US$0.70, respectively. Each ADS represents two Class A common shares.
-	Cash, cash equivalents and term deposits totaled US$505.3 million as of August 31, 2016, compared to US$451.3 million as of February 29, 2016.
-	Total student enrollments increased by 77.0% year-over-year to approximately 1,117,650 from approximately 631,430 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2016

-	Net revenues increased by 54.0% year-over-year to US$466.2 million from US$302.7 million in the same period of the prior year.
-	Income from operations increased by 17.5% to US$69.1 million from US$58.8 million in the same period of fiscal year 2016.
-	Non-GAAP income from operations increased by 23.3% to US$85.8 million from US$69.5 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.85 and US$0.78, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.06 and US$0.95, respectively.
-	Total student enrollments during the first six months of fiscal year 2017 increased by 69.0% year-over-year to approximately 1,763,700.
-	Total physical network increased from 363 learning centers in 25 cities as of February 29, 2016 to 422 learning centers in 25 cities as of August 31, 2016, including 47 learning centers in 5 cities from Firstleap Education (“Firstleap”).

Financial and Operating Data——Second Quarter of Fiscal Year 2017

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2015	2016	Pct. Change
Net revenues	173,330	271,121	56.4%
Net income attributable to TAL	63,481	55,740	-12.2%
Non-GAAP net income attributable to TAL	69,157	64,023	-7.4%
Operating income	39,201	51,526	31.4%
Non-GAAP operating income	44,877	59,808	33.3%
Net income per ADS attributable to TAL – basic	0.79	0.69	-13.4%
Net income per ADS attributable to TAL – diluted	0.72	0.61	-14.4%
Non-GAAP net income per ADS attributable to TAL – basic	0.87	0.79	-8.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.78	0.70	-9.9%
Total student enrollments in small class, one-on-one, and online courses	631,430	1,117,650	77.0%

	Six Months Ended
	August 31,
	2015	2016	Pct. Change
Net revenues	302,717	466,216	54.0%
Net income attributable to TAL	82,435	68,976	-16.3%
Non-GAAP net income attributable to TAL	93,176	85,651	-8.1%
Operating income	58,801	69,095	17.5%
Non-GAAP operating income	69,542	85,770	23.3%
Net income per ADS attributable to TAL – basic	1.03	0.85	-17.4%
Net income per ADS attributable to TAL – diluted	0.94	0.78	-17.8%
Non-GAAP net income per ADS attributable to TAL – basic	1.17	1.06	-9.3%
Non-GAAP net income per ADS attributable to TAL – diluted	1.06	0.95	-10.2%
Total student enrollments in small class, one-on-one, and online courses	1,043,550	1,763,700	69.0%

“We are pleased to report strong topline growth fueled by high demand for our core small class tutoring services across the board. We generated 66% of revenue growth in RMB terms in the second quarter, which was supported by 77% of enrollment growth year-over-year. We added 27 learning centers on a net basis to meet the increased demand.” said Mr. Rong Luo, TAL’s Chief Financial Officer.

Mr. Luo continued, “As of December 1, 2016, TAL Education Group’s ticker symbol on the New York Stock Exchange will change from ‘XRS’ to ‘TAL’. With the Company retaining the listing of its ADS under the new name ‘TAL’, we are excited to see our group name and abbreviated stock symbol unified.”

Financial Results for the Second Quarter of Fiscal Year 2017

Net Revenues

In the second quarter of fiscal year 2017, TAL reported net revenues of US$271.1 million, representing a 56.4% increase from US$173.3 million in the second quarter of fiscal year 2016. The increase was mainly driven by the growth in total student enrollments, which rose by 77.0% to approximately 1,117,650 from approximately 631,430 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the second quarter of fiscal year 2017, operating costs and expenses were US$221.8 million, a 62.2% increase from US$136.7 million in the second quarter of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$213.6 million, a 62.9% increase from US$131.1 million in the second quarter of fiscal year 2016.

Cost of revenues grew by 63.9% to US$131.9 million from US$80.5 million in the second quarter of fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) cost of sales attributable to the newly acquired business. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 63.9% to US$131.9 million, from US$80.4 million in the second quarter of fiscal year 2016.

Selling and marketing expenses increased by 52.3% to US$28.6 million from US$18.8 million in the second quarter of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 52.7% to US$27.9 million from US$18.2 million in the second quarter of fiscal year 2016. The increase of selling and marketing expenses in the second quarter of fiscal year 2017 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period.

General and administrative expenses increased by 63.6% to US$61.3 million from US$37.5 million in the second quarter of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in consulting fees related to investment activities. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 66.3% to US$53.8 million, from US$32.4 million in the second quarter of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 45.9% to US$8.3 million in the second quarter of fiscal year 2017 from US$5.7 million in the same period of fiscal year 2016. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit grew by 49.9% to US$139.2 million from US$92.9 million in the second quarter of fiscal year 2016.

Income from Operations

Income from operations increased by 31.4% to US$51.5 million from US$39.2 million in the second quarter of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 33.3% to US$59.8 million from US$44.9 million in the second quarter of fiscal year 2016.

Other (Expense)/Income

Other income was US$23.8 million for the second quarter of fiscal year 2017, compared to other expense of US$4.1 million in the second quarter of fiscal year 2016. The increase was mainly due to a one-off gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$2.2 million in this quarter, compared to impairment loss on long-term investments of US$7.5 million in the second quarter of fiscal year 2016. Impairment loss on long-term investments was due to the other-than-temporary declines in the value of long-term investments in several investees.

Gain from disposal of a component

Gain from disposal of a component was nil in this quarter, compared to a gain of US$50.0 million in the second quarter of fiscal year 2016, which was derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party.

Income Tax Expense

Income tax expense was US$17.6 million in the second quarter of fiscal year 2017, compared to US$17.8 million in the second quarter of fiscal year 2016.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 12.2% to US$55.7 million from US$63.5 million in the second quarter of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 7.4% to US$64.0 million from US$69.2 million in the second quarter of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.69 and US$0.61 respectively in the second quarter of fiscal year 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.79 and US$0.70, respectively.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2017 were US$18.9 million, representing an increase of US$8.1 million from US$10.8 million in the second quarter of fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Term Deposits

As of August 31, 2016, the Company had US$503.8 million of cash and cash equivalents and US$1.5 million of term deposits, compared to US$434.0 million of cash and cash equivalents and US$17.3 million of term deposits as of February 29, 2016.

Deferred Revenue

As of August 31, 2016, the Company’s deferred revenue balance was US$463.4 million, compared to US$239.0 million as of August 31, 2015, representing an increase of 93.9%, which primarily consisted of the tuition revenue collected in advance for the fall semester of Xueersi Peiyou small classes and the deferred revenue acquired during the business acquisitions.

Financial Results for the First Six Months of Fiscal Year 2017

Net Revenues

For the first six months of fiscal year 2017, TAL reported net revenues of US$466.2 million, representing a 54.0% increase from US$302.7 million in the first six months of fiscal year 2016. The increase was mainly driven by an increase in total student enrollments, which grew by 69.0% to approximately 1,763,700 from approximately 1,043,550 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first six months of fiscal year 2017, operating costs and expenses were US$399.9 million, a 62.2% increase from US$246.5 million in the first six months of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$383.2 million, a 62.5% increase from US$235.8 million in the first six months of fiscal year 2016.

Cost of revenues grew by 64.3% to US$232.4 million from US$141.4 million in the first six months of fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) cost of sales attributable to the newly acquired business. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 64.3% to US$232.3 million from US$141.4 million in the first six months of fiscal year 2016.

Selling and marketing expenses increased by 54.9% to US$52.7 million from US$34.0 million in the first six months of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 55.2% to US$51.2 million from US$33.0 million in the first six months of fiscal year 2016. The increase of selling and marketing expenses in the first six months of fiscal year 2017 was primarily a result of an increase in the compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 61.5% to US$114.8 million from US$71.1 million in the first six months of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in consulting fees related to investment activities. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 62.3% to US$99.7 million from US$61.4 million in the first six months of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 55.2% to US$16.7 million in the first six months of fiscal year 2017 from US$10.7 million in the same period of fiscal year 2016. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit grew by 45.0% to US$233.9 million from US$161.3 million in the first six months of fiscal year 2016.

Income from Operations

Income from operations increased by 17.5% to US$69.1 million from US$58.8 million in the first six months of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 23.3% to US$85.8 million from US$69.5 million in the first six months of fiscal year 2016.

Other (Expense)/Income

Other income was US$23.8 million for the first six months of fiscal year 2017, compared to other expense of US$2.7 million in the first six months of fiscal year 2016. The increase was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Income Tax Expense

Income tax expense was US$22.1 million in the first six months of fiscal year 2017, compared to US$22.6 million in the first six months of fiscal year 2016.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 16.3% to US$69.0 million from US$82.4 million in the first six months of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 8.1% to US$85.7 million from US$93.2 million in the first six months of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.85 and US$0.78, respectively, in the first six months of fiscal year 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$1.06 and US$0.95, respectively.

Capital Expenditures

Capital expenditures for the first six months of fiscal year 2017 were US$31.6 million, an increase of US$14.5 million from US$17.1 million in the first six months of fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Term Deposits

As of August 31, 2016, the Company had US$503.8 million of cash and cash equivalents and US$1.5 million of term deposits, compared to US$434.0 million of cash and cash equivalents and US$17.3 million of term deposits as of February 29, 2016.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2017 are expected to grow 68% to 70% on a year-over-year basis, in RMB terms. Taking into consideration the recent significant change in RMB exchange rate against the US dollar, the Company expects total net revenues for the third quarter of fiscal year 2017 to be between US$227.5 million and US$230.3 million, representing an increase of 60% to 62% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Change of Stock Symbol

The Company will change its ticker symbol on the NYSE to “TAL”, effective on December 1, 2016, and the Company retains the listing of its American depositary shares on the NYSE.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2017 ended August 31, 2016 at 8:00 a.m. Eastern Time on October 27, 2016 (8:00 p.m. Beijing time on October 27, 2016).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- Mainland China toll free:	400-620-8038
- International toll:	+65-6713-5090
Conference ID:	90010227

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 8:59 a.m. U.S. Eastern time, November 4, 2016 (8:59 p.m. Beijing time, November 4, 2016).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- Mainland China toll free:	400-602-2065
- International toll:	+61-2-8199-0299
Conference ID:	90010227

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2017, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 422 physical learning centers as of August 31, 2016, located in 25 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou and Hefei. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2016	As of August 31, 2016
ASSETS

Current assets
Cash and cash equivalents	$434,042,036	$503,784,203
Term deposits	17,292,636	1,518,510
Restricted cash-current	1,083,787	796,716
Short-term investment	27,470,431	60,647,538
Inventory	600,441	1,671,016
Amounts due from related parties-current	2,594,430	1,195,859
Deferred tax assets-current	738,406	859,598
Income tax receivables	-	1,321,015
Prepaid expenses and other current assets	32,037,407	70,793,287
Total current assets	515,859,574	642,587,742
Restricted cash-non-current	3,881,858	5,166,621
Property and equipment, net	114,629,683	133,824,115
Deferred tax assets-non-current	6,654,778	11,106,677
Rental deposit	17,114,552	24,115,884
Intangible assets, net	15,194,421	35,627,251
Goodwill	87,022,517	210,636,982
Amounts due from related parties-non-current	1,342,999	1,107,617
Long-term investments	274,356,960	352,434,250
Long-term prepayments and other non-current assets	25,321,691	97,760,676
Total assets	$1,061,379,033	$1,514,367,815

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 9,371,013 and 15,072,117 as of February 29, 2016, and August 31, 2016, respectively)	$10,404,047	$16,877,268
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 260,137,064 and 419,885,063 as of February 29, 2016, and August 31, 2016, respectively)	280,934,750	452,971,754
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 4,277,896 and 3,562,447 as of February 29, 2016, and August31, 2016, respectively)	4,277,896	3,562,447
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 51,183,663 and 78,135,551 as of February 29, 2016, and August 31, 2016, respectively)	70,267,551	98,357,805
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,525,069 and 16,238,515 as of February 29, 2016, and August 31, 2016, respectively)	17,187,453	24,144,297
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of 57,230 and nil as of February 29, 2016, and August 31, 2016, respectively)	91,730	75,900
Total current liabilities	383,163,427	595,989,471
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 8,346,457 and 10,391,753 as of February 29, 2016, and August 31, 2016, respectively)	8,346,457	10,391,753
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 1,164,389 and 12,279,721 as of February 29, 2016, and August 31, 2016, respectively)	1,304,361	12,349,396
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and August 31,2016, respectively)	227,827,301	228,740,608
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and August 31, 2016, respectively)	-	25,000,000
Total liabilities	620,641,546	872,471,228

TAL Education Group Shareholders’ Equity
Class A common shares	90,310	91,349
Class B common shares	71,456	71,456
Additional paid-in capital	108,404,873	131,707,998
Statutory reserve	22,981,900	22,981,900
Retained earnings	306,381,011	375,357,424
Accumulated other comprehensive (loss)/income	(949,647)	63,463,244
Total TAL Education Group’s equity	436,979,903	593,673,371
Non-controlling interest	3,757,584	48,223,216
Total equity	440,737,487	641,896,587
Total liabilities and equity	$1,061,379,033	$1,514,367,815

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2015	2016	2015	2016
Net revenues	$173,329,982	$271,121,287	$302,716,944	$466,216,375
Cost of revenues	80,454,749	131,879,033	141,425,661	232,366,242
Gross profit	92,875,233	139,242,254	161,291,283	233,850,133
Operating expenses (note 1)
Selling and marketing	18,790,668	28,620,113	34,042,281	52,743,743
General and administrative	37,492,740	61,343,393	71,072,504	114,773,223
Total operating expenses	56,283,408	89,963,506	105,114,785	167,516,966
Government subsidies	2,609,058	2,246,800	2,624,586	2,761,607
Income from operations	39,200,883	51,525,548	58,801,084	69,094,774
Interest income	4,927,453	4,449,108	9,739,359	7,837,460
Interest expense	(1,879,395)	(2,667,238)	(3,731,975)	(4,555,211)
Other (expenses)/income	(4,085,117)	23,802,211	(2,650,493)	23,787,119
Impairment loss on long-term investments	(7,503,944)	(2,211,642)	(7,503,944)	(2,211,642)
Gain on fair value change of long-term investment	450,000	-	450,000	-
Gain from disposal of a component	50,000,000	-	50,000,000	-
Gain from disposal of investments	235,797	-	235,797	-
Income before provision for income tax and loss from equity method investments	81,345,677	74,897,987	105,339,828	93,952,500
Provision for income tax	(17,834,656)	(17,597,079)	(22,632,882)	(22,075,286)
Loss from equity method investments	(18,741)	(2,168,346)	(273,021)	(3,840,133)
Net income	63,492,280	55,132,562	82,433,925	68,037,081
Add: Net (gain)/loss attributable to noncontrolling interest	(11,222)	607,705	753	939,332

Total net income attributable to TAL Education Group	$63,481,058	$55,740,267	$82,434,678	$68,976,413

Net income per common share
Basic	$0.40	$0.34	$0.52	$0.43
Diluted	0.36	0.31	0.47	0.39

Net income per ADS (note 2)
Basic	$0.79	$0.69	$1.03	$0.85
Diluted	0.72	0.61	0.94	0.78

Weighted average shares used in calculating net income per common share
Basic	159,898,391	162,158,462	159,863,134	161,961,997
Diluted	182,606,281	188,197,500	182,485,970	187,541,900

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2015	2016	2015	2016
Cost of revenues	$11,129	$15,598	$22,258	$23,338
Selling and marketing	548,135	762,661	1,044,755	1,538,626
General and administrative	5,116,584	7,504,515	9,674,356	15,113,099
Total	$5,675,848	$8,282,774	$10,741,369	$16,675,063

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2015	2016	2015	2016
Net income	$63,492,280	$55,132,562	$82,433,925	$68,037,081
Other comprehensive (loss)/income, net of tax	(4,367,740)	(30,496,590)	187,552	64,347,466
Comprehensive income	59,124,540	24,635,972	82,621,477	132,384,547
Add: Comprehensive (income)/loss attributable to noncontrolling interest	(3,588)	659,981	5,178	1,004,756
Comprehensive income attributable to TAL Education Group	$59,120,952	$25,295,953	$82,626,655	$133,389,303

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2015	2016	2015	2016

Cost of revenues	$80,454,749	$131,879,033	$141,425,661	$232,366,242
Share-based compensation expense in cost of revenues	11,129	15,598	22,258	23,338
Non-GAAP cost of revenues	80,443,620	131,863,435	141,403,403	232,342,904

Selling and marketing expenses	18,790,668	28,620,113	34,042,281	52,743,743
Share-based compensation expense in selling and marketing expenses	548,135	762,661	1,044,755	1,538,626
Non-GAAP selling and marketing expenses	18,242,533	27,857,452	32,997,526	51,205,117
General and administrative expenses	37,492,740	61,343,393	71,072,504	114,773,223
Share-based compensation expense in general and administrative expenses	5,116,584	7,504,515	9,674,356	15,113,099
Non-GAAP general and administrative expenses	32,376,156	53,838,878	61,398,148	99,660,124

Operating costs and expenses	136,738,157	221,842,539	246,540,446	399,883,208
Share-based compensation expense in operating costs and expenses	5,675,848	8,282,774	10,741,369	16,675,063
Non-GAAP operating costs and expenses	131,062,309	213,559,765	235,799,077	383,208,145

Income from operations	39,200,883	51,525,548	58,801,084	69,094,774
Share based compensation expenses	5,675,848	8,282,774	10,741,369	16,675,063
Non-GAAP income from operations	44,876,731	59,808,322	69,542,453	85,769,837

Net income attributable to TAL Education Group	63,481,058	55,740,267	82,434,678	68,976,413
Share based compensation expenses	5,675,848	8,282,774	10,741,369	16,675,063
Non-GAAP net income attributable to TAL Education Group	$69,156,906	$64,023,041	$93,176,047	$85,651,476

Net income per ADS
Basic	$0.79	$0.69	$1.03	$0.85
Diluted	0.72	0.61	0.94	0.78

Non-GAAP Net income per ADS (note 3)
Basic	$0.87	$0.79	$1.17	$1.06
Diluted	0.78	0.70	1.06	0.95

ADSs used in calculating net income per ADS
Basic	79,949,196	81,079,231	79,931,567	80,980,998
Diluted	91,303,141	94,098,750	91,242,985	93,770,950

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.